Exhibit 99.1

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

    ALLIED DOMECQ PLC

2) Name of director

    RICHARD GRAHAM TURNER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    DIRECTOR AND MRS S A TURNER (SPOUSE)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    RICHARD G TURNER -  7,500 SHARES HELD IN OWN NAME
                     -  6,304 SHARES HELD IN PEPs
                     - 55,732 SHARES HELD IN TOWERS PERRIN
                              SHARE PLAN SERIVCES (GUERNSEY)
                              LTD, TRUSTEES OF THE ADPLC SHARE
                              OWNERSHIP TRUST
                     -  3,500 SHARES HELD IN VIDACOS NOMINEES
                              LIMITED A/C SSB1
    MRS S A TURNER   - 12,000 SHARES HELD IN OWN NAME
                     - 10,545 SHARES HELD IN PEPs
    TOTAL            - 95,581 SHARES

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    RELATES TO DIRECTOR AND DIRECTOR'S SPOUSE - MRS S A TURNER

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    SHARE ACQUISITION IN BOTH GENERAL AND SINGLE COMPANY PEPs (DIVIDEND RE-INVESTMENT)

7)  Number of shares/amount of stock acquired

    MR R G TURNER  - 35 SHARES
    MRS S A TURNER - 39 SHARES
    TOTAL          - 74 SHARES

8) Percentage of issued class

    0.000%

9)  Number of shares/amount of stock disposed

    NIL

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10) Percentage of issued class

    NIL

11) Class of security

    25P ORDINARY SHARES

12) Price per share

    332 PENCE

13) Date of transaction

    1 July 2003

14) Date company informed

    3 July 2003

15) Total holding following this notification

    RICHARD G TURNER - 7,500 SHARES HELD IN OWN NAME
                     - 6,339 SHARES HELD IN PEPs
                     - 55,732 SHARES HELD IN TOWERS PERRIN
                              SHARE PLAN SERIVCES (GUERNSEY)
                              LTD, TRUSTEES OF THE ADPLC SHARE
                              OWNERSHIP TRUST
                     -  3,500 SHARES HELD IN VIDACOS NOMINEES
                              LIMITED A/C SSB1
    MRS S A TURNER   - 12,000 SHARES HELD IN OWN NAME
                     - 10,584 SHARES HELD IN PEPs
    TOTAL            - 95,655 SHARES

16) Total percentage holding of issued class following this notification

    0.009%

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


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22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

    SARAH H. HUGHES, TELEPHONE 0117 978 5002

25) Name and signature of authorised company official responsible for making this notification

    CHARLES B. BROWN
    DIRECTOR OF SECRETARIAT & DEPUTY COMPANY SECRETARY

    Date of Notification   04 July 2003